April 11, 2019

James Jiayuan Tong
Chief Executive Officer
Bison Capital Acquisition Corp.
609-610 21st Century Tower
No. 40 Liangmaqiao Road
Chaoyang District, Beijing 100016 China

       Re: Bison Capital Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed April 4, 2019
           File No. 333-229127

Dear Mr. Tong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2019 letter.

Form S-4 Amendment 2

Questions and Answers about the Proposals for Shareholders
Q: What vote is required to approve the proposals presented at the Meeting?, page 14

1. We note your revised disclosures on page 68 regarding the ownership level of your
       Sponsor and other initial stockholders. Please revise to highlight here that your Sponsor and other initial stockholders own 70.74% of your outstanding shares, have agreed to vote their shares in favor of the Business Combination, and accordingly, the approval of your public shareholders is not needed to approve the Business Combination. James Jiayuan Tong
FirstName LastNameJames Jiayuan Tong
Bison Capital Acquisition Corp.
Comapany NameBison Capital Acquisition Corp.
April 11, 2019
April 2 2019 Page 2
Page 11,
FirstName LastName
The Business Combination Proposal
Background of the Business Combination, page 110

2. We note that you have deleted portions of your description of the transaction background on page 113. If you meant to move the disclosures to a more chronological order, please move and restore the disclosures accordingly. If you intended to delete these disclosures, please explain why as the disclosures appear to be important to understanding the transaction background.
Venture Report, page 116

3. We note the statement on page 118 that the information about Xynomic in the Venture
         Report does not constitute disclosures made by Xynomic or Bison under this proxy statement/prospectus. While it may be acceptable to include qualifying language concerning information in the Venture Report, it is inappropriate to disclaim responsibility for disclosure made in the proxy statement/prospectus, which includes the Venture
         Report. Please revise to remove this disclaimer.
Liquidity and Capital Resources, page 170

4. We note that you have revised the disclosure on pages 170-171 to say that you intend to use remaining funds in the Trust Account to identify and evaluate target businesses, as opposed to acquiring Xynomic. Please explain the reason for this revision.
Information about Xynomic
XP-105 and Development Strategies for XP-105, page 185

5. Please revise Figure 9 on page 187 to also show Grades 4 and 5 or revise the last paragraph on page 187 to disclose each reported SAE in Arm B. Executive and Director Compensation of Xynomic
Employment Agreements, page 231

6. You state here and on page 196 in your revised disclosures that Dr. Zhao's agreement provides for non-competition restrictions for 24 months after the term of his employment, but the agreement provisions do not appear to correspond. Please revise or advise.
Beneficial Ownership of Securities, page 244

7. We note that your column on the right continues to reflect ownership assuming 67%
         redemption, even though the maximum permitted redemption has now decreased to
         29,041 shares. Update the column if applicable or advise. Please also revise your risk factors disclosure to discuss the high insider ownership that will remain following the business combination.
 James Jiayuan Tong
FirstName LastNameJames Jiayuan Tong
Bison Capital Acquisition Corp.
Comapany NameBison Capital Acquisition Corp.
April 11, 2019
Page 11,
April 3 2019 Page 3
FirstName LastName
Financial Statements, page F-2

8. Please revise the next amendment to include the audit report on Bison Capital's financial statements.
Exhibits

9.       We note your revised 5.1 opinion and refer to our prior comment 7.
Your counsel
         continues to state in the penutlimate paragraph that it relies on the 2017 BVI counsel opinion to provide certain of its opinions, even though the opinions relate to securities of a
         Delaware entity following the domestication transaction. Please file a revised opinion without this reliance or alternatively, further explain why this assumption is necessary.
         We also note the revised opinion for the units. Please also file a revised 5.1 exhibit opining that the units will be your binding obligations, and also opines on the shares of common stock that are part of the units. See Section II.B.1.f and h of Staff Legal
         Bulletin No. 19 for guidance.
       You may contact Paul Cline at 202-551-3851 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Healthcare & Insurance
cc:      Arila Zhou, Esq.